April 19, 2005


Bondy Tan, President
Global Innovative Systems, Inc.
1703, Top Glory Tower
262 Gloucester Road
Causeway Bay, Hong Kong

Re:  Global Innovative Systems, Inc.
	File No. 0-30299
	Forms 8-K filed April 1, 2005

Dear Mr. Tan:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise the filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K Item 4.01 filed April 1, 2005

1. Item 304(a)(1)(iv)(A) of Regulation S-B requires you to disclose whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements, resolved or not, with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. You state that in connection with the audit and in the "subsequent interim period, there were no..." Please revise the
Form to state the specific period during which there were no disagreements, etc. The amended Form should also include a letter from the former accountants indicating whether they agree or disagree with the disclosures in the amended 8-K.


Form 8-K/A filed April 1, 2005

Management`s Discussion and Analysis

Results of Operations

2. While your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the Company, the analysis generally does not discuss the
reasons
underlying those intermediate effects.  For example, the
discussion
of the results of operations, for the period ending December 31, 2004, states revenue increased due to growth in demand of energy saving products and cost of sales decreased due to a more efficient sales distribution network.  However, the underlying reasons for the
growth in demand of energy products are not discussed and you do not
explain the processes implemented that led to a more efficient sales
distribution network.   Also, you state that improved control over
trade receivables and a reduction in SARS cases helped decrease general and administrative costs. However, the relationship between general and administrative expenses and the trade receivables and SARS cases does not seem clear. Revise the discussion of results of operations for the year ending March 31 and the period ending December 31 to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

3. Expand the discussion of selling and marketing expenses to quantify and describe the types of expenses associated with the expansion of Tech Team`s business into new sectors and industries. Describe the new sectors and industries, management`s plans to expand, and other relevant items.

4. Revise to discuss the nature of the management fee income from a related company in the amount of HK $480,000 in 2003. Tell us supplementally the reason this income is included in operations but not included in revenues.

Liquidity and Capital Resources

General

5. Please substantially revise this section to provide the disclosures required by Item 303(b) of Regulation S-B regarding liquidity and capital resources. The Management`s Discussion and Analysis section is a very critical part of this Form. As such, we ask that you revise this section in its entirety to discuss the events, trends, and uncertainties that management views as most critical to the Company`s financial position and liquidity.

6. Revise MD&A to discuss the Company`s share exchange agreement with
Global Innovative Systems Inc.

Period ended December 31, 2004

7. Revise to explain why increased sales resulted in increased working capital requirements and thus reduced liquidity.

8. You state that the Company cut high interest bearing debt in the amount of HK $4,478,339. On the statement of cash flows, we note repayment of debt in the amount of HK $11,570,991. Please reconcile these amounts and revise the disclosure to provide and quantify the reasons for the difference.

9. You state that the chief executive officer loaned the Company
HK
$6,164,034 as of December 31, 2004.   Please tell us
supplementally
where this is accounted for on the statement of cash flows. We note
that HK $6,164,034 is also the balance of amounts due to a
director
as of December 31, 2004 while the balance at March 31, 2004 was HK $6,861,956. Revise to clarify the reason for the decrease in the
amount due to director for HK $6,861,956.   Revise to disclose all
sources of internal and external liquidity for the period ending December 31, 2004.

10. In the last paragraph of this section, you state that issued and fully paid share capital as of December 31, 2004 and 2003 were 31,044,000 and 55,348,571, respectively. It appears that you have reversed the balances for the periods disclosed. Please revise to correct this.

11. Please revise to provide an explanation for the material changes in cash from operating, investing and financing activities for the period ended December 31, 2004, compared to the year ended March
31,
2004 and December 31, 2003.

Year ended March 31, 2004

12. You state that Tech Team`s losses over the past two years are primarily due to research and development costs as well as other reasons. Research and development expense is reported as only HK $156,474 on the statement of operations. Please explain to us supplementally why this is considered a significant portion of the Company`s losses.

13. You state that Tech Team repaid bank debt of HK $8,273,075.
However on the statement of cash flows, you state that repayments of debt equaled HK $6,745,202. Please reconcile these amounts and revise the disclosure accordingly.

14. Revise to explain how the SARS outbreak resulted in a decrease in trade receivables.

15. Revise to explain the reasons that $159,095 of accounts receivable were written off during the year ended March 31, 2004.
Explain why management feels no allowance for doubtful accounts is appropriate as of March 31, and December 31, 2004.

16. Please revise to provide an explanation for the material changes in cash from operating, investing and financing activities for the year ended March 31, 2004, compared to the year ended March 31, 2003.

17. Please update to disclose whether you have any material commitments for capital expenditures and if so, the expected sources of funds for such expenditures as per Item 303 (b) (iii) of Regulation S-B.

18. In the notes to the financial statements you discuss the Company`s negative working capital and that continuing losses could endanger your viability as a going concern. Revise MD&A to disclose your financial difficulties, describe why you have negative working capital and losses at the interim financial statement date (e.g. seasonal matters, recurring trend, etc.) and describe management`s plans to overcome these difficulties.

Critical Accounting Policies

19. We note that you have not disclosed the Company`s Critical Accounting Policies. Please address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. Please refer to the Commission`s guidance concerning Critical Accounting Estimates and revise Management`s Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Off-Balance Sheet Disclosures

20. Item 303 (c) of Regulation S-B requires a description of off-balance sheet arrangements. Please revise to include this disclosure, if material.

Financial Statements

Statement of Operations

21. Basic and diluted net loss per share should be rounded to the nearest cent in order not to imply a greater degree of precision than exists. Please revise the Statement of Operations.

22. Disclose the nature and amount of the major components of general and administrative expenses in a note or state them separately on the statement of operations for the periods presented. Revise MD&A to discuss material changes in the components of general and administrative expenses.

Statement of Cash Flows

23. Revise to present gross realized gains and gross realized losses separately as they relate to the gain on disposal of investments in accordance with SFAS 115, if material.

Note 3 - Summary of Principal Accounting Policies

Equipment

24. Revise to disclose the nature of the energy savers and their purpose.

Revenue Recognition

25. Hardware: We note the different kinds of sales agreements in "Sales and Marketing Strategy - Sales Agreements". Please revise to disclose how the Company accounts for the various payments made under the "direct sales contracts" and the company`s accounting policy for product sales under "trading contracts". Also, you state, "any cost of these obligations is accrued when the corresponding revenue is recognized". Revise to clarify the meaning of this sentence.

26. Services: Revise to disclose the reasons management recognizes revenue on a completed contract basis for consulting services and tell us supplementally how this policy complies with generally accepted accounting principles. Revise to discuss any significant terms and conditions, including customer acceptance provisions. Also, you state that the consultancy contracts generally last less than one year. Revise to disclose the nature of the 60-month term service contracts mentioned in "Sales and Marketing Strategy - Sales
Agreements" and the related revenue recognition policies.

27. Financing: Revise to explain what is meant by the phrase
"level
rates of return" as used in your financing recognition disclosure.

28. Please revise to address how the Company recognizes revenue on sales with multiple deliverables. Refer to EITF 00-21.

Foreign currency translation

29. Revise to include the aggregate foreign currency transaction gain or loss included in determining net income for the periods presented, as required by paragraph 30 of SFAS 52.


Trade Receivables, Allowances and Returns

30. Please revise to disclose the Company`s accounting policy for trade receivables and allowance for doubtful accounts. Also, update to explain whether the buyer has a right of return and if so, the Company`s accounting policy for returns.

Note 4 - Net Investment in Sales-type leases

31. Revise to disclose the accumulated allowance for uncollectible minimum lease payments receivable and a general description of the lessor`s leasing arrangements as required by Paragraph 23 of SFAS 13.
Also, revise to include the Company`s accounting policy for investment in sales-type leases and the related allowances in the notes to the financial statements.

Note 13 - Long Term Debts

32. Please revise to clarify that the bank loan of HKD 7,600,000 is classified as short term and is discussed in Note 10.

33. We note your violations of the financial covenants and that you have $1,494,263 still outstanding as of December 31, 2004. Revise to disclose whether any penalties are to be incurred as well as any other amended terms related to these loans.

Note 15 - Commitments

The Group as lessee

34. You disclose future minimal lease payments as of March 31,
2004
and 2005 instead of as of March 31, 2005 and 2006. Please revise your disclosure accordingly.

Note 16 - Related Party Transactions

35. You state that no fixed repayment terms for the amounts due to related companies have been established. Please tell us supplementally if the director plans on establishing repayment terms.
If he does not, tell us why you do not consider this a capital contribution.

36. You state that on December 31, 2004, a director of the Company "agreed to take up" various receivables of the Company totaling $2,585,000 HKD. Please revise to clarify the meaning of this disclosure. Clarify whether the director paid the company cash for the receivables, whether the receivables were transferred with or without recourse, and the Company`s accounting treatment for the transaction in the financial statements. If this is a non-cash transaction, revise the supplemental disclosure of cash flows to describe this transaction as such. Refer to Paragraph 32 of SFAS 95.

Note 20 - Subsequent Events

37. In part (b), you state that 70,512,820 shares were issued to a director "by capitalization of amount due to the director".
Revise
the note to clarify the meaning of this disclosure. Also, revise to describe the nature and timing of the transaction that generated the related party payable of HK $11 million. Also, revise MD&A-Liquidity to more thoroughly describe this transaction.

Form 10-QSB for the period ended December 31, 2004

Balance Sheet

38. The balance sheet as of December 31, 2004 is out of balance due to the fact that the deficit accumulated during the development stage does not rollforward from September 30, 2004 to December 31, 2004. Please revise to correct the statement.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before May 10, 2005. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Babette Cooper at (202) 824-5069 or me at
(202)
942-1902 if you have any questions.


Sincerely,



      Tia Jenkins
							Senior Assistant Chief
Accountant
							Office of Emerging Growth
Companies



Cc:  Fax to Chris Doerksen at (360) 671-0896
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Bondy Tan
Global Innovative Systems, Inc.
April 19, 2005
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